SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Mavenir Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

577675101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Exhibit Index on Page 10

CUSIP # 577675101	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Austin Ventures VIII, L.P. (“AV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,850,854 shares, except that AV Partners VIII, L.P. (“AVP VIII”), the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”) and John D. Thornton (“Thornton”), the general partners of AVP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,850,854 shares, except that AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,850,854
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.8799%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 577675101	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AV Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
		2,850,854 shares, all of which are directly owned by AV VIII. AVP VIII, the general partner of AV VIII, may be deemed to have the sole power to vote these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
2,850,854 shares, all of which are directly owned by AV VIII. AVP VIII, the general partner of AV VIII, may be deemed to have the sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,850,854
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.8799%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 577675101	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph C. Aragona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		2,850,854 shares, all of which are directly owned by AV VIII. Aragona is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		2,850,854 shares, all of which are directly owned by AV VIII. Aragona is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,850,854
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.8799%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 577675101	Page 5 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth P. DeAngelis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER
27,956 shares, of which 23,512 are directly owned by DeAngelis, Ltd., a Texas limited partnership (“DeAngelis Ltd.”), and 4,444 shares are directly owned by the DeAngelis Family Foundation, a Texas non-profit corporation (“DeAngelis Foundation”). DeAngelis is the sole general partner of DeAngelis, Ltd. and is a trustee of the DeAngelis Foundation and may be deemed to have sole power to vote these shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,850,854 shares, all of which are directly owned by AV VIII. DeAngelis is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER
27,956 shares, of which 23,512 are directly owned by DeAngelis, Ltd. and 4,444 shares are directly owned by the DeAngelis Foundation. DeAngelis is the sole general partner of DeAngelis, Ltd. and is a trustee of the DeAngelis Foundation and may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER
2,850,854 shares, all of which are directly owned by AV VIII. DeAngelis is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,878,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9767%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 577675101	Page 6 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher A. Pacitti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 15,929 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		2,850,854 shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 15,929 shares
8	SHARED DISPOSITIVE POWER
		2,850,854 shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,866,783
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9351%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 577675101	Page 7 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John D. Thornton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 23,549 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		2,850,854 shares, all of which are directly owned by AV VIII. Thornton is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 23,549 shares.
8	SHARED DISPOSITIVE POWER
		2,850,854 shares, all of which are directly owned by AV VIII. Thornton is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,874,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9615%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 577675101	Page 8 of 12

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Austin Ventures VIII, L.P., a Delaware limited partnership, AV Partners VIII, L.P., a Delaware limited partnership, Joseph C. Aragona, Kenneth P. DeAngelis, Christopher A. Pacitti and John D. Thornton. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the person filing this Statement is provided as of December 31, 2014.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP # 577675101	Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

AUSTIN VENTURES VIII, L.P.	/s/ Kevin Kunz
By AV Partners VIII, L.P.,	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP # 577675101	Page 10 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

Exhibit B: Power of Attorney	12

CUSIP # 577675101	Page 11 of 12

exhibit A

Agreement of Joint Filing

Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

CUSIP # 577675101	Page 12 of 12

EXHIBIT B

Power of Attorney

Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.